UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 26 April, 2024.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 22 March, 2024. All other information in the announcement dated 26 April, 2024 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	5,947,889
4. Estimated Amount to be Cancelled		KRW 300,000,015,200
7. Scheduled Date of Cancellation		November 1, 2024

*The above ‘5. Schedule period of acquisition of treasury share for cancellation’ is ended on March 22, 2024 (based on the settlement date of the last trading) - The above "4. Estimated amount of Cancellation" is the current book value basis.

** The above "7. Scheduled Date of Cancellation” may change depending on discussions with related institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 28, 2024	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer